June 29, 2010

Linda Cvrkel/Branch Chief

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Diamond Ranch Foods, Ltd.

Your Letter of June 10, 2010

Form 10-K for the fiscal year ended March 31, 2009

Filed July 6, 2009

File No. 000-51206

Ms. Cvrkel:

This correspondence is in response to your letter dated June 10, 2010 in reference to our filing of the Form 10-K for the fiscal year ended March 31, 2009 filed July 6, 2009 on the behalf of Diamond Ranch Foods, Ltd., File No. 000-51206.

Please accept the following response.

Comment 1

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Financial Statements, page F-1

Notes to Financial Statements, page F-9

Note 12. Preferred Stock, page 14

We note your response to prior comment 8 but unclear as to the nature and amounts recorded in 2008 s your response and the disclosures in Note 3 to amendment 2 to the Form 10-K indicate preferred stock valued at $528,400 was given in exchange for the common stock of SSTP valued at $600,000. Please provide us with the original journal entry used to record the exchange transaction in which the shares of SSTP were received. Furthermore, please explain why the loss on sale disclosed in Note 3 of $71,600 does not agree to the loss of $369,880 reflected in adjustment (b) on page F-16. We may have further comment upon receipt of your response.

Comment 1

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Financial Statements, page F-1

Statements of Cash Flows, page F-8

We note your response to prior comment 8 but do not believe that your response adequately addressed the concerns raised in our prior comment. As requested in our prior comment, please explain why the stock of SSTP received in this transaction was recorded as an expense rather than an investment. If this was because the investment was determined to be other than temporarily impaired, please state this in your revised disclosures. Furthermore, your response indicates that the sale of the SSTP shares received is now classified as change in marketable securities on your statement of cash flows. Please tell us and revise the notes to the company’s financial statements to disclose the nature and significant terms of the transactions in which these shares were sold and disclosure the amount of any gain or loss recognized in connection with the sale of the SSTP shares. Also, if the loss reflected in adjustment (b) on page F-16 reflects the loss recognized on the sale of the SSTP, please explain in further detail how this loss was calculated or determined. We may have further comment upon receipt of your response.

Comment 8

Statements of Cash Flows, page F-8

We refer to the line item “Stock Issued in Exchange for Cash/financing cost” under financing activities. We note from note 12 that preferred stock valued at $158,520 was given as consideration for the contribution of stock of a publicly held entity. Please provide us with the full details concerning the stock obtained in this transaction and explain how the convertible Series E preferred stock issued as consideration was valued. Also, please explain why the stock of a public entity received in this transaction was recorded as an expense rather than an investment. Furthermore, please explain us why this transaction has been classified in financing activities in the statement of cash flows. In this regard, if the convertible preferred stock was exchanged for stock of a public entity, it appears as though this activity represents a non-cash investing activity which should be reflected in the company’s supplemental disclosure of non-cash investing and financing activities in accordance with ASC 230-10-50-3 and 4. Your response should include all relevant assumptions used in determining the fair value of the preferred stock issued and stock received and the authoritative accounting guidance you relied upon in determining the accounting treatment used in this transaction.

Answer:

The journal entry to record the receipt of the SSTP common stock was the following:

Debit

Investment in Marketable Securities

$600,000

Credit

Preferred Stock Payable

$600,000

Upon the sale of the SSTP stock, total proceeds of $528,400 were generated, resulting in the recorded loss on sale of $71,600.  The following entry was recorded:

Debit

Cash

$528,400

Debt

Loss on sale of marketable securities

$71,600

Credit

Investment in Marketable Securities

$600,000

The loss on the sale of marketable securities reported of $369,880 is inclusive of not only the sale of the SSTP shares, but also other the sale of other securities held for sale, the sale of which generated further realized losses.  The aggregate loss on the sale of such other securities was $298,280.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Louis Vucci, Jr.

Louis Vucci, Jr.

President